UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2026

Steven Eck
Senior Vice President
Avantor, Inc.
Radnor Corporate Center, Building One, Suite 200
100 Matsonford Road
Radnor , Pennsylvania 19087

Re: Avantor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2025
Form 8-K Filed February 11, 2026
File No. 001-38912

Dear Steven Eck:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

<u>Form 8-K Filed February 11, 2026</u>

<u>Exhibit 99.1</u>

1. We note your presentation of adjusted operating income, adjusted operating income margin, and adjusted net leverage without also presenting the most directly comparable financial measure calculated and presented in accordance with US GAAP. Please confirm that you will provide the disclosures required by Item 10(e)(1)(i)(A) of Regulation S-K for each non-GAAP measure presented.

<u>Form 10-K for Fiscal Year Ended December 31, 2025</u>

<u>Item 7. Management’s discussion and analysis of financial condition and results of operations</u>
<u>Reconciliations of non-GAAP measures, page 37</u>

2. We note your adjustment for transformation expenses for your non-GAAP performance measures, which you note are primarily related to the cost of external advisors. Please provide us with a specific description of the nature of the activities performed by the external advisor and address why these expenses are not related to your operations and revenue generating activities. Refer to Question 100.01 of the Corporation Finance Interpretations for Non-GAAP Financial Measures for guidance.

Critical Accounting Policies, page 42

3. Please expand your disclosure on page 44 to quantify the remaining carrying value of the Distribution reporting unit and how much of that amount is comprised of goodwill. Please also expand your disclosure to fully describe the changes in operating results of your Distribution reporting unit that precipitated the impairment charge. Such disclosure is necessary for readers to fully understand the magnitude of the remaining assets at risk as well as the specific operating performance factors that could reasonably cause another impairment charge. See Item 303(a) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Tracey Houser at 202-551-3736 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services